SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Schnitzer Steel Industries, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK
(Title of Class of Securities)

806882106
(CUSIP Number of Class of Securities (Underlying Common Stock))

Richard Josephson, Vice President, General Counsel and Secretary
Schnitzer Steel Industries, Inc.
3200 N.W. Yeon Ave., P.O. Box 10047
Portland, Oregon 97296-0047
(503) 224-9900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:

Margaret Hill Noto
Stoel Rives LLP
900 S.W. Fifth Avenue, Suite 2600
Portland, OR 97204
(503) 224-3380

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$9,587,516	$1,025.86

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase 313,625 shares of Class A common stock of Schnitzer Steel Industries, Inc. will be exchanged for restricted stock units (“RSUs”) relating to 156,780 shares of Class A common stock of Schnitzer Steel Industries, Inc. pursuant to this offer, which may not occur. The aggregate value of such eligible options is approximately $9,587,516, which is calculated based on the average of the high and low prices of Schnitzer Steel Industries, Inc. Class A common stock as reported on The NASDAQ Global Select Market on October 4, 2006.

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(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 for each $1,000,000 of the value of the transaction. The filing fee was previously paid in connection with the Schedule TO filing made with the Securities and Exchange Commission on October 10, 2006.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

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Schedule TO

Introductory Statement

This Amendment No. 3 to Schedule TO is the final amendment which amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2006 by Schnitzer Steel Industries, Inc. (the “Company”), as amended by Amendment No. 1 filed with the SEC on October 31, 2006, and Amendment No. 2 filed with the SEC on November 7, 2006, relating to the offer (the “Offer”) by the Company to exchange outstanding options to purchase Class A Common Stock granted on July 25, 2006 (“Eligible Options”) for restricted stock units. This Amendment No. 3 discloses the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 3 amends and supplements the Schedule TO in order to report that shares subject to 272,241 Eligible Options were exchanged for 136,005 restricted stock units in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHNITZER STEEL INDUSTRIES, INC.

Date: November 16, 2006	By:	/s/ RICHARD JOSEPHSON
Richard Josephson,
Vice President, General Counsel and Secretary

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)**	Offer to Exchange Outstanding Options to Purchase Class A Common Stock Granted on July 25, 2006 for Restricted Stock Units.
(a)(1)(B)*	Election Form.
(a)(1)(C)*	Withdrawal Form.
(a)(1)(D)*	Form of Letter from John D. Carter.
(a)(1)(E)*	E-mail Communication to holders of Eligible Options.
(a)(1)(F)**	Form of Letter to holders of Eligible Options, dated October 31, 2006.
(a)(1)(G)***	E-mail Communication to option holders dated November 6, 2006.
(b)	Not applicable.
(d)(1)****
Schnitzer Steel Industries, Inc. 2001 Restated Voting Trust and Buy-Sell Agreement dated March 26, 2001. Filed as Exhibit 9.1 to Schnitzer Steel Industries, Inc.’s Form 10-K for the fiscal year ended August 31, 2001, and incorporated herein by reference.

(d)(2)****
Schnitzer Steel Industries, Inc. 1993 Stock Incentive Plan. Filed as Exhibit 10.1 to Schnitzer Steel Industries, Inc.’s Form 10-Q for the fiscal quarter ended February 28, 2002, and incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the Company’s Schedule TO on October 10, 2006.
**	Previously filed as an exhibit to the Schedule TO (Amendment No. 1) filed with the SEC on October 31, 2006.
***	Previously filed as an exhibit to the Schedule TO (Amendment No. 2) filed with the SEC on November 7, 2006.
****	Incorporated by reference as indicated.

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